FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MAR 30 2004

Structured Asset Mortgage Investments II Inc.	0001243106
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 29, 2004, Series 2004-CL2	333-106323

____

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
APR 01 2004
THOMSON
FINANCIAL

04021443

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.

By: ____________________

Name: Baron Silverstein

Title: Vice President

Dated: March 29, 2004

FASTrader

PRIME-04CL2 A1 ()

CLOSE-04CL2 A1 ()

Dated Date:	3/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	3/30/04	WAM:	.00
Date of 1st CF:	4/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:		**Cumulative Prepayment**	
Face:	.00		
Speed Assumpt.:			

Monthly Prepayment

Date	PSA	CPR

Deal Comments

Tranche Details

Des:	A1	P-Des:	A1
Cusip:		Description:	SENIOR
Orig. Bal:	201,356,000.00	Current Bal:	201,356,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	6.90	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.09	1.11	1.16	1.33	1.93	2.45	2.89	3.25	3.53	3.77
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	3.97	4.14	4.29	4.41	4.53	4.62	4.71	4.80	5.03	5.14

Settlement Date: 3/30/2004 Valuation Date: 3/29/2004 Yield Curve: USD Swap

Results

Prepay			10% CPR	25% CPR	45% CPR	55% CPR	70% CPR
Price	103.609375	Yield	6.12	5.41	4.08	3.24	1.58
Price	103.734375	Yield	6.10	5.36	3.99	3.13	1.43
Price	103.859375	Yield	6.07	5.31	3.91	3.02	1.27
Price	103.984375	Yield	6.05	5.27	3.82	2.91	1.11
Price	104.109375	Yield	6.02	5.22	3.74	2.80	.95
Price	104.234375	Yield	6.00	5.17	3.65	2.69	.80
Price	104.359375	Yield	5.97	5.13	3.57	2.58	.64

Security	% of Orig. Bal	Face Value
CLOSE-04CL2 A1 ()	100.00	201,356,000.00

*** Please see attached document for detailed scenario assumptions used. ***

$187,027,556 (approx)

Prime Mortgage Trust
Mortgage Pass-Through Certificates, Series 2004-CL2

Class	Certificate Size (1)	Expected Ratings (S&P/Fitch)	Credit Enhance %age (2)	Pass-Through Rate	Collateral Type	CertificateDescription
			Offered Certificates – Fixed Rate Mortgage Loans			
A	$178,832,411	AAA/AAA	2.25%	6.750%	Fixed	Senior
X	Notional (3)	AAA/AAA	2.25%	(3)	Fixed	Senior Interest Only
PO	$4,445,219	AAA/AAA	2.25%	0.000% (4)	Fixed	Senior Principal Only
B-1	$3,093,689	AA/NR	0.60%	6.750%	Fixed	Subordinate
B-2	$281,244	A/NR	0.45%	6.750%	Fixed	Subordinate
B-3	$374,993	BBB/NR	0.25%	6.750%	Fixed	Subordinate
			Privately Offered Certificates			
B-4	$187,496	BB/NR	0.15%	6.750%	Fixed	Subordinate
B-5	$93,748	B/NR	0.10%	6.750%	Fixed	Subordinate
B-6	$187,496	NR	--	6.750%	Fixed	Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final rating agency analysis;

(3) The Class X Certificates will bear interest on a notional balance equal to the principal balance of the Mortgage Loans at a pass-through rate equal to approximately [0.280]% per annum for the first Distribution Date, and will vary based on the excess, if any, of the net rates of each Mortgage Loan over 6.75%.

(4) The Class PO Certificates will not receive any distributions of interest. On each distribution date, the Class PO will receive a portion of the principal received or advanced on each discount mortgage loan. A discount mortgage loan is a mortgage loan with a net rate of less than 6.75% per annum.

Depositor/Seller:	Structured Assets Mortgage Investments II, Inc. ("SAMI II")
Underlying Servicing:	The Mortgage Loans are serviced by 21 underlying servicers (the "Underlying Servicers"). The Underlying Servicers who service more than 5% of the mortgage pool are: Wells Fargo Home Mortgage (approximately 25.4%), Cendant Mortgage Corporation (approximately 22.6%), Bank of America, N.A. (approximately 15.2%), GMAC Mortgage Corporation (approximately 13.6%), and Chase Manhattan Mortgage Corporation (approximately 8.6%). None of the remaining 16 servicers service more than 5% of the Mortgage Loans by current principal balance. Approximately 6% of the loans were purchased out of transactions where the master servicer, Universal Master Servicing (as successor to Wachovia Mortgage Company) (the "Submaster Servicer"), continues to master service the pool.
Master Servicer:	Wells Fargo Bank, National Association.
Trustee/Paying Agent:	U.S. Bank National Association.
Cut-off Date:	March 1, 2004
Closing Date:	March 30, 2004
Rating Agencies:	Standard & Poor's, a division of The McGraw-Hill Companies, Inc. will rate all of the Certificates and Fitch, Inc. will rate the Senior Certificates only.
Legal Structure:	REMIC
Optional Call:	1% cleanup call
Subordination:	The Class B Certificates will be subordinate certificates.
Distribution Date:	25th of each month or next business day, commencing April 26, 2004.
Remittance Type:	Scheduled/Scheduled
Interest Accrual Period:	The interest accrual period for the offered certificates will be the calendar month immediately preceding the calendar month in which a distribution date occurs, commencing in March, 2004.
Form of Registration:	The Offered Certificates will be issued in book-entry form through DTC.

ERISA: The Senior Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA: The investment grade Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: Either the Underlying Servicers or the Submaster Servicer are obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer or the Submaster Servicer fails in its obligation.

Compensating Interest: Either the Underlying Servicers or the Submaster Servicer are required to cover interest shortfalls as a result of full and partial prepayments to the extent required in the applicable servicing agreement and only to the extent of its applicable aggregate servicing fee. The Master Servicer will be required to cover interest shortfalls as a result of full prepayments to the extent the related Underlying Servicer or Submaster Servicer is not required to do so in the related servicing agreement. The Underlying Servicers will each receive a servicing fee of no less than 0.25% of the outstanding principal balance of the Mortgage Loans. The Submaster Servicer will receive a servicing fee of 0.09% of the outstanding principal balance of the Mortgage Loans that are submaster serviced.

Collateral Description: As of January 1 2004, the mortgage pool consisted of approximately $187.5 million of seasoned first-lien residential fixed rate Mortgage Loans. All of the Mortgage Loans were originally included in pools of Mortgage Loans securitized by either Bear Stearns Mortgage Capital Corporation, Bear Stearns Mortgage Securities, Inc., CMC Securities Corporation III, Structured Asset Mortgage Investments, Inc., Wells Fargo Asset Securities Corporation or GMAC Mortgage Corporation (a complete listing of the shelves is contained in the attached Exhibit). EMC acquired the Mortgage Loans following termination of the following underlying trusts:

Deals	Approximate % of Pool
Bear Stearns Mortgage Capital Corporation, SB Series 1993-PC1, SB Series 1993-PC2, SB Series 1994-PC1, SB Series 1994-PC2, CN Series 1992-PC2, CN Series 1992-PC3 and CN Series 1992-PC4	3%
Bear Stearns Mortgage Securities, Inc., Series 1995-1	2%
Bear Stearns Mortgage Securities, Inc., Series 1997-7	5%
Bear Stearns Mortgage Securities, Inc., Series 1998-1	9%
Bear Stearns Mortgage Securities, Inc., Series 1998-5	2%
CMC Securities Corporation III, Series 1998-1	6%
GMAC Mortgage Corporation, Series 1999-J1	7%
GMAC Mortgage Corporation, Series 1999-J2	7%
Structured Asset Mortgage Investments, Inc., Series 1998-8	6%
Structured Asset Mortgage Investments, Inc., Series 1998-9	11%
Structured Asset Mortgage Investments, Inc., Series 1998-10	2%
Structured Asset Mortgage Investments, Inc., Series 1998-11	2%
Structured Asset Mortgage Investments, Inc., Series 1998-12	9%
Structured Asset Mortgage Investments, Inc., Series 1999-2	3%
Wells Fargo Asset Securities Corporation, Series 1998-1, Series 2001-13 and Series 2001-33	26%

Below is a further summary of the collateral characteristics of the Mortgage Loans (information as of January 1, 2004):

Collateral	*% of Total*	*Gross WAC*	*Net WAC*	*WAM (mos.)*	*Age (mos.)*
Fixed	100.00%	7.144%	6.870%	246	63

Average Scheduled Principal Balance:		$277,772
Weighted Average FICO Score:		703
Weighted Average Current UPB to Orig. Value:		72%(1)
Top 3 Locations of Mortgage Properties:	CA -	33%
	TX -	8%
	NJ -	8%

(1) The information related to the Mortgage Loans that is provided herein with regard to the Loan-to-Value Ratios is as of origination.

Note: The information related to the Mortgage Loans described herein reflects information as of the January 1, 2004. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

The Mortgage Loans with net rates less than or equal to 6.75% will be the Discount Mortgage Loans.

Approximately 5% and 4% of the Mortgage Loans were 30-59 days and 60-89 days delinquent as of January 1, 2004, respectively. In addition, approximately 7% of the Mortgage Loans have been 1x30 days delinquent in the past 12-months and 10% have been greater than 1x30 days delinquent in the past 12 months.

Further information with regard to the Mortgage Loans is contained in the attached Exhibit.

Underwriting Standards: All of the Mortgage Loans were originated or acquired pursuant to guidelines in effect at the time of origination. The weighted average seasoning of the Mortgage Loans is approximately 63 months.

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class B Certificates are provide credit enhancement for the Class A Certificates and the Class PO Certificates.

Cash-Flow Description: Distributions on the Certificates will be made on the 25th day of each month (or next business day). Distributions on the Senior Certificates and the Class B Certificates will generally be made from the Available Funds of the Mortgage Loans. "Available Funds" for any distribution date will be an amount that generally includes (1) all previously undistributed principal and interest portions of scheduled payments, principal prepayments and the principal and interest portions of net liquidation proceeds, (2) any monthly advances and compensating interest payments made by the Master Servicer or Servicer for such distribution date in respect of the Mortgage Loans, and (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments, net of (x) fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Securities Administrator, the Trustee and the Custodian and (y) investment earnings on amounts on deposit in the master servicer collection account and the distribution account. Available Funds will be distributed according to the following priority:

1. Payment of interest to the holders of the Class A Certificates and the Class X Certificates in an amount equal to their respective Pass-Through Rates (as described on the cover page hereof);

2. Payment of principal to the holders of the Class A Certificates in an amount equal to the Senior Optimal Principal Amount; and

3. Payment of principal to the holders of the Class PO Certificates in an amount equal to the principal collections on each Discount Mortgage Loan multiplied by the percentage of each such Discount Mortgage Loan that is represented by the Class PO Certificates.

Senior Optimal Principal Amount:

An amount generally equal to the sum of (i) the Senior Percentage of the Non-PO Percentage of the principal portion of scheduled payments on the Mortgage Loans, (ii) the Senior Prepayment Percentage of the Non-PO Percentage of prepayments and net liquidation proceeds in respect of the Mortgage Loans and (iii) the Senior Prepayment Percentage of the Non-PO Percentage of amounts received in respect of repurchased or substituted Mortgage Loans.

The "Non-PO Percentage" with respect to any Discount Mortgage Loan will be equal to the net rate thereof divided by 6.75%. The "Non-PO Percentage" with respect to any Mortgage Loan with a net rate greater than or equal to 6.75% will be 100%.

Any Remaining Available Funds:

1. Payment of interest and principal sequentially to the Class B Certificates in order of their numerical class designations, beginning with the Class B-1 Certificates, so that each such Class shall receive (a) interest at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof), and (b) such class' Allocable Share of the Subordinate Optimal Principal Amount.

Shifting Interest:

The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans until [March 2009]. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Allocation of Losses:

Realized Losses on the Mortgage Loans will be allocated to the most junior class of Class B Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each of the Class B Certificates has been reduced to zero. Thereafter, Realized Losses on the Mortgage Loans will be allocated to the Class A Certificates.

A portion of losses on each Discount Mortgage Loan that are allocated to the Class A Certificates will be allocated first to the Class PO Certificates in an amount based on the percentage of each such Discount Mortgage Loan represented by the Class PO Certificates. The remainder of such losses will be allocated as described above.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

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* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.